Exhibit (e)(2)

AMENDED EXHIBIT A
TO THE DISTRIBUTION AGREEMENT
DATED AS OF JANUARY 1, 2020,
BETWEEN
RIMROCK FUNDS TRUST
AND
FORESIDE FINANCIAL SERVICES, LLC

Effective September 1, 2020

Fund Names

Rimrock Core Bond Fund

Rimrock Emerging Markets Corporate Credit Fund

Rimrock Funds Trust		Foreside Financial Services, LLC

By:	/s/ Scott Dubchansky	By:	/s/ Mark Fairbanks

Name:	Scott Dubchansky	Name:	Mark Fairbanks

Title:	Chairman	Title:	Vice President